UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42759

Cre8 Enterprise Limited

(Translation of registrant’s name into English)

1/F, China Building

29 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Cre8 Enterprise Limited Has Regained Compliance with Nasdaq Minimum Bid Price Requirement

On March 2, 2026, Cre8 Enterprise Limited (the “Company”) received a formal notification from the Listing Qualifications Staff of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Nasdaq Minimum Bid Price Requirement”).

As previously disclosed, the Company was notified by Nasdaq on October 3, 2025 that the Company was not in compliance with the Nasdaq Minimum Bid Price Requirement because the closing bid price of its Class A ordinary shares was below $1.00 per share for 30 consecutive business days. The Company was granted a 180-day compliance period until April 1, 2026, to regain compliance with the Nasdaq Minimum Bid Price Requirement.

Nasdaq has now determined that, for the last 10 consecutive business days, from February 13, 2026 to February 27, 2026, the closing bid price of the Company’s Class A ordinary shares was at or above $1.00 per share, and accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and the prior minimum bid price deficiency matter is now closed.

A copy of the press release announcing the Company’s regain of compliance is furnished as Exhibit 99.1 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated March 4, 2026 announcing compliance with the Nasdaq Minimum Bid Price Requirement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2026	Cre8 Enterprise Limited

	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board

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